

02002954

sapa:



U.S. POST OFFICE DELAYED
FEB 05 2002

01-12-20

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press releases published on 19 and 20 of December:

Sapa will show minor loss in fourth quarter of 2001.
Sapa AB issues stock options – Extraordinary General Meeting in February.

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Enclosure

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapa.se**

sapa:

Press Release

20 December 2001

Sapa AB issues stock options - Extraordinary General Meeting in February

The Board of Sapa AB has decided to propose an Extraordinary General Meeting on 6 February 2002 to authorise the issue of maximum 750,000 stock options based on existing shares in the company. This offer is proposed to include about 60 key employees in Sapa. The offer will consist of a maximum of 40,000 options per person.

The aim of the stock options programme is to motivate further efforts to accomplish better results and profitability within the company. The Board of Sapa AB believes that the programme will have a positive effect on the future results and therefore be in the interest of the shareholders.

The exercise price will be stipulated to about 125 per cent of the average share price during a period in connection with the Extraordinary General Meeting on 6 February 2002. The options will be allotted without compensation and have a duration of about three years. A major prerequisite for the participation of the stock options programme will be that the holder of the options will continue to be employed by Sapa.

The company intends to repurchase shares according to its commitment in issuing the stock options, which will reduce the number of outstanding shares. If all options are used, the number of outstanding shares and votes will increase by approximately 2 per cent.

Further information about the options programme will be included in the notice to attend the Extraordinary General Meeting. This notice will be published in the beginning of January 2002.

For further information please contact Bo Askvik, CFO, telephone +46-8-459 59 18 or Mikael Widell, Vice President Investor Relations and Communication, telephone +46-70-311 99 60.

Sapa is an international industrial group focused on high value-added products based on the lightweight material aluminium. The products include profiles and heat-transfer strip in aluminium. Sapa has a turnover of approximately 15 billion SEK with 7,000 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport-, building-, engineering- and telecom industries. Sapa is registered on the A-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site; www.sapagroup.com

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

sapa:

Press Release

19 December 2001

Sapa will show minor loss in fourth quarter of 2001

Due to extraordinary actions for capacity and inventory adjustments to the current very weak market situation, Sapa will post a minor loss for the fourth quarter of this year. This is announced by the Board of Sapa AB in connection with the Board Meeting today.

'The whole market has seen the quickest and the most dramatic downturn in many years, and Sapa has not been saved either. We have already taken detailed measures to adjust our capacity to the prevailing market situation, and we will speed up further capacity reductions if so is needed,' says Staffan Bohman, President and CEO of Sapa AB

For further information please contact Bo Askvik, CFO, telephone +46-8-459 59 18 or Mikael Widell, Vice President Investor Relations & Communication, telephone +46-70-311 99 60.

Sapa is an international industrial group focused on high value-added products based on the lightweight material aluminium. The products include profiles and heat-transfer strip in aluminium. Sapa has a turnover of approximately 15 billion SEK with 7,000 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport-, building-, engineering- and telecom industries. Sapa is registered on the A-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site; www.sapagroup.com

Sapa AB

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**